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NEWS RELEASE

SHAW ANNOUNCES 5% INCREASE IN DIVIDENDS TO $0.92 PER ANNUM

Calgary, Alberta (January 13, 2011) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $0.92 on Shaw’s Class B Non-Voting Participating Shares and $0.9175 on Shaw’s Class A Participating Shares. This represents an increase of 5% or $0.04 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence March 30, 2011.

The Company continues to deliver operational and financial results which demonstrate the strength of its competitive positive and prospects for future growth. Accordingly, Shaw’s Board of Directors determined that a dividend increase at this time is an appropriate use of the Company’s free cash flow. Based on the January 12, 2011 closing stock price, the new dividend rate represents a yield of 4.6%.

Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.076667 on Shaw’s Class B Non-Voting Participating Shares and $0.076458 on Shaw’s Class A Participating Shares, payable on each of March 30, April 28 and May 30, 2011 to all holders of record at the close of business March 15, April 15 and May 15, 2011, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive dividends unless they are holders of record on the record date announced by Shaw in respect of a particular dividend declaration, and there is no entitlement to any dividend prior to such date.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (TSX: SJR.B) (NYSE: SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca